Opt-Sciences Corporation

Annual Report

2005

Opt-Sciences Corporation

1912 Bannard Street
Post Office Box 221
Riverton, New Jersey 08077-0221
Tel 856-829-2800

Notice of Annual Meeting of Shareholders

To Be Held on June 6, 2006

The Annual Meeting of Shareholders of OPT-SCIENCES CORPORATION (the "Company"), will be held at 2:30 p.m. (EDST) on Tuesday, June 6, 2006 at the offices of Kania, Lindner, Lasak and Feeney, Suite 525, Two Bala Plaza, 333 E. City Avenue, Bala Cynwyd, PA 19004 to consider and act upon the following matters:

(1) To elect three (3) directors to serve until the next Annual Meeting and until their successors have been elected and qualified;

(2) To transact such other business as may properly come before the meeting or any adjournment thereof.

Only shareholders of record on the books of the Company at the close of business on May 8, 2006 will be entitled to notice of and vote at the meeting or any adjournment thereof.

The Annual Report of the Company for the year ended October 29, 2005 is enclosed herewith.

By Order of the Board of Directors

Anderson L. McCabe
President
May 15, 2006

IMPORTANT
WE ARE NOT ASKING YOU FOR A PROXY ANDYOU ARE REQUESTED NOT TO SEND US A PROXY.

Opt-Sciences Corporation

Management Information Statement
For Annual Meeting of Shareholders
To be held June 6, 2006

Management has furnished this statement to shareholders regarding matters to be voted at the Annual Meeting of Shareholders of Opt-Sciences Corporation (the "Company"). The Annual Meeting will be held at 2:30 p.m. local time on Tuesday, June 6, 2006 at the offices of Kania, Lindner, Lasak and Feeney, Suite 525, Two Bala Plaza, 333 E. City Avenue, Bala Cynwyd, PA 19004.

WE ARE NOT ASKING YOU FOR A PROXY AND WE ARE REQUESTING YOU NOT TO SEND US A PROXY

VOTING SECURITIES AND RECORD DATE

The Common Stock ($.25 par value) is the only outstanding class of voting securities. Holders of record at the close of business of May 8, 2006 are entitled to notice of the meeting and to vote at the meeting and any adjournment thereof. At the close of business on May 8, 2006, 775,585 shares of Common Stock were issued, outstanding, and entitled to vote. The holders of Common Stock will vote as one class at the meeting of the Shareholders. Each share of Common Stock entitles the holder at the record date to one vote at the meeting.

PRINCIPAL SHAREHOLDER AND QUORUM

A Trust for the benefit of the children of Arthur J., Kania owns 510,853 shares (66% of the outstanding shares). A majority of the outstanding shares of the Common Stock of the Company, represented in person or by proxy, shall constitute a quorum at the meeting, and since there is no provision for cumulative voting, only the affirmative vote of the majority of the shares represented at the Meeting is required to elect Directors and approve such other matters to be considered by the shareholders. Dissenters' rights are not applicable to the matters being proposed. No party other than the Trust is known by Management to own of record or beneficially more than 5% of the outstanding shares of the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Rose Sayen, Trustee Arthur John Kania Trust Suite 525, Two Bala Plaza 333 E. City Avenue Bala Cynwyd, PA 19004	510,853	66%

Security Ownership of Directors and Officers:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class
Anderson L. McCabe 1912 Bannard Street P.O. Box 221 Riverton, N.J. 08077	1,064(1)	*

*Less than 1% of the outstanding Common Stock

Arthur J. Kania Suite 525, Two Bala Plaza 333 E. City Avenue Bala Cynwyd, PA 19004	23,723(1)	3%
Arthur J. Kania, Jr. Suite 525, Two Bala Plaza 333 E. City Avenue Bala Cynwyd, PA 19004	0(1)	*
Directors and Officers As a Group	24,787(1)	3%

*Less than 1% of the outstanding Common Stock

(1). Excludes 510,853 shares (66% of the outstanding shares) owned by a Trust for the benefit of Arthur J. Kania's children and a total of 10,000 shares (1.3% of the outstanding shares) owned by separate trusts for the benefit of each of Arthur J. Kania's grandchildren. Mr. Kania has no voting power with respect to such securities and disclaims beneficial ownership in all such shares. Mr. McCabe, husband of a beneficiary of the trust, disclaims beneficial ownership in all such shares. Arthur J. Kania, Jr., a son of Arthur J. Kania, is a beneficiary of the first aforementioned trust and father of beneficiaries of the second aforementioned trusts, but has no power to vote such shares in said trusts and is not a beneficial owner under the applicable rules.

MATTERS TO BE ACTED UPON

Election of Directors

Three (3) directors are to be elected at the Annual Meeting and those persons elected will hold office until the next Annual Meeting of shareholders and until their successors have been elected and qualified. The by-laws provide that the Board of Directors shall consist of no more than five members, with the actual number to be established by resolution of the Board of Directors. The current Board of Directors has by resolution established the number of directors at three. The Arthur J. Kania Trust has advised that it intends to give a proxy to Arthur J. Kania and Anderson L. McCabe to vote in favor of the Management slate of directors and in their discretion to vote in favor of such other matters that may properly come before the meeting.

Any vacancy that occurs during the year may be filled by a majority vote of the Board of Directors without any further shareholder action. The vacancy may be filled for the remainder of the term, which is until the next annual meeting of shareholders. There is no reason to believe that any nominee will be unable to serve if elected, and to the knowledge of Management all nominees intend to serve the entire term for which election is sought.

The following persons have been nominated for election to the Board of Directors to succeed themselves in office:

Nominees (Age)	Positions with Company; Principal Occupation and Business Experience During Past Five Years;	Year First Became Director of Company
Anderson L. McCabe (50)	Director of the Company; President, Chief Executive Officer and Chief Financial Officer of the Company.	1987
Arthur J. Kania (74)	Director of the Company; Secretary and Treasurer of the Company; Principal of Trikan Associates (real estate ownership and management-investment firm); Partner of Kania, Lindner, Lasak and Feeney (law firm)	1977

Arthur J. Kania, Jr. (50)	Director of the Company; Principal of Trikan Associates(real estate ownership and management-investment firm); Vice-President of Newtown Street Road Associates (real estate ownership and management).	1987

1. This column lists directorships held in any company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 or subject to the requirements of Sections 15(d) of that Act or any company registered as an investment company under the Investment Company Act of 1940. This column does not include directorships held with any of the Company's subsidiaries.

Directors will serve in such capacity until the next annual meeting of shareholders or until their successors have been duly elected and qualified. Executive officers are elected by the Board of Directors.

Each director will be elected to serve for a one-year term, unless he resigns or is removed before his term expires, or until his replacement is elected and qualified. Each of the nominees listed above is currently a member of the Board of Directors.

If any of the nominees cannot serve for any reason (which is not anticipated),the Board of Directors may designate a substitute nominee or nominees. If a substitute is nominated, Mr. Kania and Mr. McCabe are expected to vote all valid proxies for the election of the substitute nominee or nominees. Alternatively, the Board of Directors may also decide to leave the board seat or seats open until a suitable candidate or candidates are located, or it may decide to reduce the size of the Board.

INFORMATION REGARDING EXECUTIVE OFFICERS

Anderson L. McCabe, 50 years old, is President, Chief Executive Officer and Chief Financial Officer of the Company and its manufacturing subsidiary. He graduated from the University of South Carolina in 1977 and received a B.S. in Chemical Engineering. From 1977 to 1985, he was employed by United Engineers and Constructors, Inc., a subsidiary of Raytheon Corporation as Process Engineer with managerial responsibilities. In 1986 he became President of the Company. He is a registered professional engineer.

Arthur J. Kania, 74 years old, is the Secretary and Treasurer of the Company He is not active in the day-to-day operations of the Company or its manufacturing subsidiary. Mr. Kania's principal occupations during the past five years have been as Principal of Trikan Associates (real estate ownership and management - investment firm); as a partner of the law firm of Kania, Lindner, Lasak and Feeney.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's officers (as defined in the SEC regulations) and directors and persons who own more than ten percent of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors, and greater than ten percent shareholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

Based solely on a review of copies of such reports of ownership furnished to us, or representations that no forms were necessary, Management believes that, during the past fiscal year, the officers, directors, and greater than ten percent beneficial owners complied with all applicable filing requirements during Fiscal Year 2005.

THE BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

Audit Committee and Audit Committee Financial Expert

Our Board of Directors functions as an audit committee and performs some of the same functions as an audit committee including: (1) selection and oversight of our independent accountant; (2) establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal controls and auditing matters; and (3) engaging outside advisors. We are not a "listed company" under SEC rules and are therefore not required to have an audit committee comprised of independent directors. Our Board of Directors does not have an independent director. Our Board of Directors has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member's financial sophistication. Accordingly, the Board of Directors believes that each of its members has the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee member would have.

Board Meetings; Nominating and Compensation Committees

Given the size of the Company and its Board of Directors, much of its decision making is made through telephone calls and intermittent informal meetings; when formalization is necessary, the Board conducts formal meetings or acts by written consent. In Fiscal 2005, there was one consent in lieu of a Board Meeting.

Our directors and officers do not receive remuneration from us unless approved by the Board of Directors. No such payment shall preclude any director from serving us in any other capacity and receiving compensation therefor. A total of $2,500 has been paid to each director for services as director during the last fiscal year.

We are not a "listed company" under SEC rules and are therefore not required to have a compensation committee or a nominating committee. We do not currently have a compensation committee. Our Board of Directors is currently comprised of only three members, one of whom acts as Chief Executive Officer and Chief Financial Officer.

REMUNERATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth on an accrual basis for the fiscal years shown, the remuneration of the sole compensated executive officer of the Company.

Summary Compensation Table

Officer	Year	Base Salary	Other Compensation	Bonus	Total Compensation
Anderson L. McCabe	2005	$75,000	$2,500*	$25,000	$102,500
President, Chief Financial	2004	$75,000	$2,500*	$15,000	$ 92,500
Officer and Director	2003	$75,000	$5,000*	$25,000	$105,000

* Annual Retainer as Director

DIRECTOR COMPENSATION FOR LAST FISCAL YEAR

Cash Compensation

Name	Annual Retainer	Meeting Fees	Consulting Fees	Other Fees
Anderson L. McCabe	$2,500	$0	$0	$0
Arthur J. Kania	$2,500	$0	$0	$62,043.50*
Arthur J. Kania, Jr.	$2,500	$0	$0	$0

*Fees paid to law firm of which Mr. Kania is the senior partner; he does not share or participate in such fees.

Opt-Sciences Corporation

OPTIONS/SAR GRANTS/OTHER LONG TERM COMPENSATION

The Company did not grant stock options or stock appreciation rights during Fiscal Year 2005, nor does it have any of such rights outstanding from prior years. The Company does not provide other long term compensation or awards.

CERTAIN TRANSACTIONS AND FAMILY RELATIONSHIPS AMONG OFFICERS AND DIRECTORS

Arthur J. Kania is the father of Arthur J. Kania, Jr. and the father-in-law of Anderson L. McCabe. Those individuals constitute the Board of Directors. Anderson L. McCabe is the sole executive officer. Rose Sayen, an employee of Arthur J. Kania, is the Trustee of the Arthur J. Kania Trust, which is the principal shareholder of the Company.

During Fiscal year 2005, we incurred legal fees of $62,043.50 to the firm of Kania, Lindner, Lasak and Feeney, of which Arthur J. Kania is the Senior partner. Mr. Kania does not share or participate in fees generated from the Company.

During Fiscal Year 2005, we incurred consulting fees of $26,697.44 to Sandra McCabe, the wife of our President. This consulting relationship was terminated as of the end of Fiscal 2005 and no such fees have been paid or accrued for the current year.

RELATIONSHIP WITH INDEPENDENT ACCOUNTANTS

Goff, Backa, Alfera & Company, LLC has acted as independent certified public accountants for the Company since 2004. No change is presently contemplated. The Company has been advised that neither that accounting firm nor any member thereof has any direct financial interest or any material indirect interest in the Company. We do not expect a representative of Goff, Backa, Alfera & Company, LLC to be present at the Meeting or to be available for questioning at the Meeting.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Type	2004	2005
Audit Fees:	$21,000	$24,434
Review of Schedule 14C filing:	$ -0-	$ 1,539
Tax Fees:	$ -0-	$ -0-
Other Fees:	$ -0-	$ -0-

(1) AUDIT FEES

The aggregate fees billed or accrued for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the Company's annual financial statements and review of financial statements included in the Company's Form 10-KSB (17 CFR 249.308a) or 10-QSB (17 CFR 249.308b) or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years was $21,000 for the fiscal year ended October 30, 2004 and $24,434 for the Fiscal Year ended October 29, 2005.

(2) AUDIT-RELATED FEES

A fee of $1,539 relates to the review of a Company SEC filing in 2005 which was reasonably related to the performance of the audit or review of the Company's financial statements.

(3) TAX FEES

There were no fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.

ANNUAL REPORT ON FORM 10-KSB

The 2005 Annual Report of the Company, which includes consolidated financial statements for the fiscal year ended October 29, 2005, accompanies this information statement.

Upon the written request of any person who on the record date was a record owner of the Company's Common Stock, or who represents in good faith that he was on such date, a beneficial owner of such stock entitled to vote at the Annual Meeting, the Company will send to such person, without charge, a copy of its Annual Report on Form 10-KSB for fiscal year 2005 as filed with Securities and Exchange Commission. Requests for this report should be directed to Anderson L. McCabe, President, Opt-Sciences Corporation, 1912 Bannard Street, Post Office Box 221, Riverton, New Jersey, 08077-0221.

The Company is an electronic filer. The SEC maintains an internet site that contains periodic reports, information statements, and other information filed electronically by the Company. The address of that web site is http://www.sec.gov. The Company also provides a link to all its current SEC Filings at its Internet web site: http://www.optsciences.com.

STOCKHOLDER PROPOSALS

Any qualified Shareholder desiring to have his proposal included on the Company's information statement for the annual meeting to be held in the Year 2007 must submit such proposal in writing to the Company no later than September 30, 2006.

OTHER MATTERS

Management does not know of any other business which is likely to be brought before the 2006 Annual Meeting. However, in the event that other matters properly come before the 2006 Annual Meeting, they will be acted upon accordingly.

By Order of the Board of Directors

Anderson L. McCabe
President
Riverton, New Jersey
May 15, 2006

May 10, 2006

To Our Stockholders,

Financial results for Fiscal 2005 exceeded our original expectations. Sales increased 6% to $4,323,241 and net income increased 8.2% to $353,357 from Fiscal 2004. As forecasted, our Sarbanes/Oxley compliance expenses increased this past year, but not to the level originally projected because the SEC extended the section 404 compliance date until 2007 for small businesses such as ours. Because of lower than projected SEC Compliance costs, coupled with a reduction in manufacturing expenses and raw material consumption, net income increased despite recognizing an impairment loss of $164,898 on our Astro coating unit. The stronger than expected sales were due in large part to an unanticipated increase in sales of glass used for RVSM(reduced vertical separation minimum) compliant altimeters. Such sales are expected to decline in future years as electro-mechanical instruments are phased out. Polished wedge glass used for electro-mechanical instruments represents only about 15% of our sales this year. The balance of our revenue is primarily derived from sale of glass used for liquid crystal displays in aircraft cockpits. Our backlog of orders dropped to $1,003,200 at the end of the year, down 31% from Fiscal 2004.

With customer order commitments in the two to three month range, it is generally difficult to predict accurate sales figures from quarter to quarter. However, we believe that sales this year will be similar to sales in Fiscal 2005. Boeing is increasing its production of 737 airplanes and the business jet market is producing jets at ever increasing rates to keep up with demand. We believe these factors will offset reduced demand in other areas. Last year Boeing stopped manufacturing the 757, and a few weeks ago, the last 717 rolled off of the assembly line in Long Beach, California. Both airplanes incorporated Opt-Sciences glass in the cockpit. There is also a general softening of the regional jet market, and the military market is starting to cool as dollars for modernization programs are harder to find. Going forward, Boeing's newest plane, the 787, does not utilize our Company's glass for its cockpit displays. We will have to look for increased revenues in the years to come from other sources outside our current portfolio of customers and airplane cockpits.

As for this year, first quarter sales of Fiscal 2006 have started at $1,014,825, down 8.0% from last year. The backlog at the end of the first quarter of fiscal 2006 was $1,081,000, indicating new orders were just keeping pace with sales for the first quarter. We do not see this drop as a negative trend but rather due to normal fluctuations in the Company's delivery requirements with its customers.

A significant goal was achieved by the Company's operating subsidiary O & S Research last year. On November 14, 2005, O & S Research became certified to ISO 9001:2000. This will give our Company a higher degree of international recognition.

Our annual meeting of stockholders this year will be held at 2:30 p.m. on Tuesday, June 6 in Suite 525 located at Two Bala Plaza, 333 City Line Avenue, Bala Cynwyd, Pennsylvania. I look forward to having you join us.

Sincerely,

OPT-SCIENCES CORPORATION

Anderson L. McCabe
President

SELECTED FINANCIAL DATA

	Fifty-two weeks ended October 29, 2005	Fifty-two weeks ended October 30, 2004	Fifty-two weeks ended November 1, 2003	Fifty-three weeks ended November 2, 2002	Fifty-two weeks ended October 27, 2001
OPERATIONS					
Net Sales	$4,323,241	$ 4,067,838	$ 3,848,169	$ 4,191,377	$ 5,402,967
Cost of goods sold	2,987,861	3,207,329	3,209,446	3,461,568	3,750,091
Gross profit on sales	1,335,380	860,509	638,723	729,809	1,652,876
Operating expenses	926,767	647,505	625,802	646,762	689,628
Net income from operations	408,613	213,004	12,921	83,047	963,248
Other income	137,446	107,450	109,358	71,447	112,338
Other expenses	0	0	0	0	0
Income taxes	197,045	121,926	60,022	44,527	471,680
Net income	$ 349,014	$ 198,528	$ 62,257	$ 109,967	$ 603,906
PER SHARE DATA					
Weighted average number of common shares	775,585	775,585	775,585	775,585	775,585
Net income **(A)**	$ 0.45	$ 0.26	$ 0.08	$ 0.14	$ 0.78
Cash distributions	none	none	none	none	none
Stock dividends	none	none	none	none	none
BALANCE SHEET					
Current assets	$ 7,683,957	$ 6,965,522	$ 6,479,812	$ 6,603,199	$ 7,030,846
Current liabilities	512,700	405,395	247,961	559,211	710,306
Working capital	7,171,257	6,560,127	6,231,851	6,043,988	6,320,540
Property, plant and equipment (net)	702,603	974,356	1,102,719	1,168,345	812,263
Total assets	8,389,397	7,942,715	7,585,368	7,774,381	7,845,946
Shareholders' equity	7,876,697	7,537,320	7,337,407	7,215,170	7,135,640

Opt-Sciences Corporation and Subsidiary

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Total	Common Stock	Contributions in Excess Of Par Value	Retained Earnings	Treasury Stock Shares	Treasury Stock Amount	Accumulated Other Comprehensive Income
Balance, October 28, 2000	$ 6,575,566	$ 250,000	$ 272,695	$ 6,249,750	224,415	$ (187,218)	$ (9,661)
Income, Year ended October 27, 2001	648,773	0	0	648,773	0	0	0
Unrealized holding losses	(43,832)	0	0	0	0	0	(43,832)
Balance, October 27, 2001	7,180,507	250,000	272,695	6,898,523	224,415	(187,218)	(53,493)
Prior period adjustment	(44,867)	0	0	(44,867)	0	0	0
Balance restated, October 27, 2001	7,135,640	250,000	272,695	6,853,656	224,415	(187,218)	(53,493)
Income, Year ended November 2, 2002	109,967	0	0	109,967	0	0	0
Unrealized holding losses	(30,437)	0	0	0	0	0	(30,437)
Balance, November 2, 2002	7,215,170	250,000	272,695	6,963,623	224,415	(187,218)	(83,930)
Income, Year ended November 1, 2003	62,257	0	0	62,257	0	0	0
Unrealized holding gains	59,980	0	0	0	0	0	59,980
Balance, November 1, 2003	7,337,407	250,000	272,695	7,025,880	224,415	(187,218)	(23,950)
Income, Year ended October 30, 2004	198,528	0	0	198,528	0	0	0
Unrealized holding gains	1,385	0	0	0	0	0	1,385
Balance, October 30, 2004	7,537,320	250,000	272,695	7,224,408	224,415	(187,218)	(22,565)
Income, Year ended October 29, 2005	349,014	0	0	349,014	0	0	0
Unrealized holding losses	(9,637)	0	0	0	0	0	(9,637)
Balance, October 29, 2005	$ 7,876,697	$ 250,000	$ 272,695	$ 7,573,422	224,415	$ (187,218)	$ (32,202)

BUSINESS

Opt-Sciences Corporation, formed in 1956, conducts its business through its wholly owned subsidiary, O & S Research, Inc. Both companies are New Jersey corporations. As used in this Annual Report, the terms "we" or "our" refer to the combined operations of Opt-Sciences Corporation and O & S Research, Inc. Our principal business is to provide optical coatings, filters, faceplates and lighting wedges which improve display readability for electronic instruments used primarily in aircraft cockpits. This includes the application of different types of anti-reflection coatings, transparent conductive coatings and other optical coatings. We also provide full glass cutting, grinding and painting operations which augment our optical coating capabilities. Most of our products are designed to enable pilots to read aircraft instruments in direct sunlight or at night or in covert situations using appropriate night vision filters. This is a niche business primarily dependent on the needs of new and used aircraft for initially installed parts, spare parts, replacements and upgrades. It requires custom manufacturing of small lots of products to satisfy specific requirements identified by our customers.

The distinguishing characteristic of our business is our optical thin film coating capability. Almost all products which we offer incorporate an optical coating of some type. Our primary coatings are for aircraft cockpit display applications and consist of our anti-reflection coating used for glare reduction and our transparent conductive coating used for electromagnetic interference shielding. We apply either or both coatings to different types of glass face plates which are usually mounted on the front of liquid crystal displays (LCDs), cathode ray tubes (CRTs) and electromechanical displays (EMDs). In addition to coated glass described above, we also offer a full range of other specialty instrument glass, including night vision filter glass, circular polarizers, touchpads, glass sandwiches for LCDs as well as other custom designed specialty glass components and assemblies.

In light of anticipated increased costs associated with Sarbanes/Oxley compliance, at the end of fiscal 2004 and beginning of Fiscal 2005, we underwent a strategic review of our sales and marketing, our production facilities and efficiencies and our staffing methods to maximize the value of our financial and human resources. As a result of actions taken in 2004 and 2005, we were able to raise our gross margin for 2005 to over 30%. However, this came at the expense of reduced technical and maintenance support. With some improvement in the overall aircraft market, we project modest increases in sales and profits for the current year. For Fiscal 2006 we plan on re-hiring additional technical staff and additional production employees to maintain our competitive edge and to support our new ISO 9001:2000 certification. Our future growth is contingent on securing new customers, developing new products and providing adequate staff and facilities to meet our needs. We are continuing to look at increasing the current facility size or moving to a larger facility to accommodate higher capacity should it be required.

Our principal sales executive is our President, who maintains regular contact with the largest customers and continually seeks to develop new customers. We do not currently employ the services of manufacturers representatives or sales personnel. O & S Research, Inc. and our products are listed in the Thomas Register. We also maintain our own website at osresearch.com. We engage in a low cost public relations and advertising program. Purchasing personnel of major corporations or governmental agencies place orders with us, based on price, delivery terms, satisfaction of technical specifications and quality of product. Procurement departments of customers ordinarily purchase products from us because we are on an approved vendor list. We enhance sales prospects by providing creative technical solutions to customer requirements. We are currently an approved vendor for major aircraft programs. We continue to be a major supplier for the anti-glare face plates covering the flat panel displays on the Boeing 777 and the 737 Next Generation models of commercial aircraft, with the majority of the display glass being used for the 737. In 2006, Boeing is expected to produce about 40 777s and about 220 737s. We expect that a majority of the future growth in overall commercial airplane production at Boeing will be from the 737 and 787. However, Boeing's manufacture of the 787 is not expected to increase our future revenues because its cockpit displays will be provided by a company that currently purchases its LCD glass requirements from one of our competitors. In Fiscal 2005, we derived 68% of our revenues from three major customers, Honeywell, Philips Electronics, and L3. The loss or curtailment of additional business with any of these companies would have a negative impact on our operating results.

Our customers commonly use Cathode Ray Tubes and Liquid Crystal Displays for aircraft cockpit instrumentation. Typically, a customer sends such items to us for processing; we use our technology to apply a micro thin optical non-glare and/or conductive coating to a face plate, which is then mounted on the Cathode Ray Tube or Liquid Crystal Display. We cut the face plate from large pieces of glass purchased from multiple domestic sources on a commodity basis. After testing for quality control, we ship the inspected products to our customer.

We maintain a website, optsciences.com, where you may find additional information about our Company.

NOTES TO SELECTED FINANCIAL DATA

(A) Earnings per share were computed by dividing net income by the weighted average number of shares outstanding. There is one class of stock outstanding, its Common Stock; the Company does not have outstanding warrants, stock options or convertible debt instruments.

MARKET FOR COMMON EQUITY AND RELATED SECURITY HOLDER MATTERS

Our Common Shares are not listed on an established public trading market, but are quoted by the Pink Sheets, in the non-NASDAQ over the counter market. The symbol for our Shares is OPST. Only limited and sporadic trading occurs. Subject to the foregoing qualification, the following table sets forth the range of bid and asked quotations, for the calendar quarter indicated, as quoted by Pink Sheets LLC, and reflects inter-dealer prices, without retail mark up, mark down or commission and may not necessarily represent actual transactions.

Fiscal 2004	Bid	Ask
First Quarter	$6.35 - 6.75	NONE
Second Quarter	6.55 - 7.50	$10.00 - 10.00
Third Quarter	7.00 - 8.00	10.00 - 10.00
Fourth Quarter	6.30 - 7.00	7.00 - 10.00

Fiscal 2005	Bid	Ask
First Quarter	$5.55 - 6.50	$6.00 - 10.00
Second Quarter	5.65 - 6.00	6.50 - 10.00
Third Quarter	5.70 - 6.00	6.00 - 7.25
Fourth Quarter	5.70 - 6.30	6.50 - 7.75

As of December 31, 2005, the closing bid for the Common Stock was $6.50. The closing ask price was $10.25. The Company had 941 stockholders of record of its Common Stock as of December 31, 2005. Of these stockholders, 565 are considered "lost" stockholders for whom we do not have current addresses. We have initiated steps to take the Company private, which, when implemented, would eliminate costs of remaining a public company and reduce the burdens on our executive and financial personnel in devoting time and financial resources to compliance with the Sarbanes-Oxley Act.

DISTRIBUTIONS

We did not declare or pay any dividend on our Common Stock during Fiscal Year 2005 and do not anticipate the payment of dividends on our Common Stock in the foreseeable future.

RECENT SALES OF UNREGISTERED SECURITIES

We did not sell unregistered securities during the three fiscal years ended October 29, 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

This Management's Discussion and Analysis as of October 29, 2005 should be read in conjunction with the audited condensed consolidated financial statements and notes thereto set forth in this report. It may also contain forward looking statements. We make statements in this Annual Report regarding our outlook or expectations for earnings, revenues, expenses and/or other matters regarding or affecting our Company that are forward-looking statements within the meaning of the Private Securities Litigation Reform act. Forward-looking statements are typically identified by words such as "believe," "expect," "anticipate," "intend," "outlook," "estimate," "forecast," "project" and other similar words and expressions.

Forward-looking statements are statements subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made. We do not assume any duty and do not undertake to update our forward-looking statements. Actual results or future events could differ, possibly materially, from those that we anticipated in our forward-looking statements, and future results could differ materially from our historical performance.

We provide greater detail regarding these factors in our Form 10-KSB for the year ended October 29, 2005, including in the Risk Factors section. Our forward-looking statements are subject to the following principal risks and uncertainties, many of which are not within the Company's control, such as:

- the uncertainty of future demand for the Company's products;
- the uncertainty and timing of the successful development of the Company's new products;
- the risks associated with reliance on a few key customers;
- the Company's ability to attract and retain personnel with the necessary scientific and technical skills;
- the timing and completion of significant orders;
- the timing and amount of the Company's research and development expenditures;
- the timing and level of market acceptance of customers' products for which the Company supplies components;
- the level of market acceptance of competitors' products;
- the ability of the Company to control costs associated with performance under fixed price contracts;
- the performance and reliability of the Company's vendors;
- potential product and contractual liability to its customers;
- and the continued availability to the Company of essential supplies, materials and services.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

LIQUIDITY AND CAPITAL RESOURCES.

We have sufficient liquidity and credit to fund our contemplated capital and operating activities through Fiscal 2006 and to implement the reverse stock split mentioned above.

We continue to use our working capital to finance current operations, including equipment purchases, capital improvements, inventory, payroll and accounts receivable.

Our cash position improved in Fiscal 2005, primarily because of the increase in net income and various changes in balance sheet items. Fiscal 2005 net income of $349,014 compared to $198,528 in the prior year. Cash also increased due to an increase in accrued taxes of $146,518 and a $46,663 reduction of inventory. Our cash flow of $783,493 compared to $543,035 in Fiscal 2004. Overall, our cash balances increased during Fiscal 2005 to $5,356,228 from $4,770,451 at the end of Fiscal 2004. This resulted in an increase in total current assets of $718,435 from $6,965,522 in Fiscal 2004 to $7,683,957 in Fiscal 2005.

Because of changes in the marketplace and an increasingly competitive environment, we believe it is necessary to make ongoing investments in new equipment and processes to compete successfully in the aerospace and commercial display markets. In Fiscal 2006, we have projected significant expenditures of capital to update equipment and to expand or replace our facilities.

RESULTS OF OPERATIONS

FISCAL 2005

The fourth quarter revenue ended with a significant recovery from the third quarter. This increase represented a revenue adjustment of customer deferred orders from the third quarter primarily due to the Boeing machinist strike. Our net sales in the fourth quarter of 2005 increased to $1,183,000, up 48% from the third quarter but, down 2% from the fourth quarter of fiscal 2004 resulting in a net operating profit of $187,600 for the fourth quarter. During the fourth quarter of Fiscal 2005, we booked $1,028,200 in new orders, up 36% from the $757,000 in new orders booked in the third quarter. However, our increased sales outpaced new orders in the fourth quarter, reducing the backlog of orders to $1,003,200 at the end of the year compared with $1,465,000 at the end of Fiscal 2004.

Overall, we ended the year with net sales of $4,323,241, an increase of approximately $250,000 or 6% over Fiscal 2004. Operating income increased to $408,613, up $195,609 from Fiscal 2004. Income before taxes of $546,059 also increased, up $225,605 from Fiscal 2004. Income after taxes increased in fiscal 2005 to $353,357 or 8.2% of net sales from $198,528 or 4.9% of net sales in Fiscal 2004.

While Fiscal Year 2005 sales increased 6% over Fiscal 2004, the cost of sales in Fiscal 2005 decreased 7% to $2,987,861 resulting in a gross margin of 31.7% compared to $3,207,329 and a gross margin of 21.2% in Fiscal 2004. This reduction was in large part due to a significant reduction in manufacturing expenses and raw material consumption. General and administrative expenses increased to $719,759 or 17.0% of net sales from $609,361 or 15% of net sales in Fiscal 2004. These expenses were higher in Fiscal 2005 principally because of increased office personnel, expenses associated with Sarbanes/Oxley compliance, and additional expenses associated with the Company's decision to go private. Interest and other income increased to $137,446 in Fiscal 2005, up 28% from $107,450 in Fiscal 2004. Income taxes increased to $197,045 in Fiscal 2005 compared to $121,926 in Fiscal 2004. This increase was the result of the increase in operating net income for the year compared to Fiscal 2004.

Sales to our two principal customers are expected to increase in Fiscal 2006, reflecting the increased airplane production at Boeing, Gulfstream, Embraer, Dassault and Raytheon. We expect first quarter revenues of Fiscal 2006 to be approximately $1 million and the second quarter results to increase slightly. We anticipate overall sales to increase somewhat due to an improved business aircraft market and, to a lesser extent, a modest increase in 737 and 777 airplane production by Boeing.

We anticipate that the backlog will fluctuate between $1,000,000 to $1,300,000 in Fiscal 2006, assuming that we are able to book new business at the rate we are able to deliver products to our customers. Of the backlog of orders existing at the end of Fiscal Year 2005, we expect to deliver 85% within the first half of Fiscal Year 2006.

Compliance costs are expected to grow this year as more internal controls and related procedures are initiated pursuant to regulations promulgated under the Sarbanes/Oxley Act. We also expect increased costs associated with marketing and sales as the Company places a greater emphasis on customer contact.

FISCAL YEAR 2004

Our net sales in the fourth quarter of 2004 increased to $1,208,000, up 31% from the same period in the prior year and up 17% from the third quarter, resulting in net operating income of $232,600 and a net profit of $155,700 for the quarter. This significant increase in the fourth quarter was driven in large part by the temporary operational requirements of our two largest customers, rather than an overall improvement in the avionics market. During the fourth quarter of Fiscal 2004, we booked $1,481,000 in new orders, up 37% from the $1,074,000 in new orders booked in the third quarter. Despite an increase in sales in the fourth quarter, our backlog of orders also increased to $1,465,000 at the end of the year compared with $1,350,000 at the end of Fiscal 2003.

Overall, fiscal 2004 sales and profits increased by comparison with Fiscal Year 2003. Net sales of $4,067,800 increased by $219,600 and net operating income of $213,000 increased by $200,000 from Fiscal 2003. Overall net income increased to $198,500, up $136,200 from Fiscal 2003. Our backlog of orders at the end of Fiscal 2004 was approximately $115,000 higher than at the end of Fiscal 2003.

INFLATION

During the three year period that ended on October 29, 2005, inflation did not have a material effect on our operating results.

STATUS OF GOING PRIVATE TRANSACTION

On September 1, 2004, the Company's board of directors approved a reverse stock split pursuant to which: (i) each 2,000 shares of the Company's outstanding common stock would be converted into one share of new common stock; and (ii) the Company would pay cash for fractional shares that result from the reverse stock split at the rate of $4.75 per share of existing common stock.

When consummated, the reverse stock split would reduce the number of the Company's stockholders below 300, after which the Company intends to de-register its common stock with the United States Securities and Exchange Commission and cease being a publicly traded company. The Company estimates the aggregate cost of the reverse stock split to be approximately $1.1 million, including the cost of acquiring shares of stock and transaction expenses. The reverse stock split was adopted as an amendment to the Company's Certificate of Incorporation by consent of more than two-thirds of the Company's stockholders on September 1, 2004.

The Company continues to evaluate its business prospects, the costs and results of the de-registration process as well as the overall longer term strategies and objectives. It has not been fully determined whether to proceed further with the implementation of the reverse stock split or to consider other methodologies of reducing the costs of remaining a public company. Pending such further consideration, it has taken no further action on the September 1, 2004 initiative.

Opt-Sciences Corporation and Subsidiary

CONSOLIDATED BALANCE SHEETS
The accompanying notes are an integral part of these financial statements

ASSETS

	October 29, 2005	October 30, 2004
CURRENT ASSETS		
Cash and cash equivalents	$ 5,356,228	$ 4,770,451
Trade accounts receivable	587,028	577,077
Inventories	398,063	444,726
Prepaid expenses	28,715	18,888
Loans and exchanges	4,628	5,615
Deferred income taxes	36,174	-0-
Marketable securities	1,273,121	1,148,765
Total current assets	7,683,957	6,965,522
PROPERTY AND EQUIPMENT		
Land	114,006	114,006
Building and improvements	448,342	448,342
Machinery and equipment	1,381,376	1,692,263
Small tools	53,580	53,580
Furniture and fixtures	8,624	8,624
Office equipment	61,124	53,376
Automobiles	85,605	60,100
Total property and equipment	2,152,657	2,430,291
Less: accumulated depreciation	1,450,054	1,455,935
Net property and equipment	702,603	974,356
OTHER ASSETS		
Deposits	2,837	2,837
Total assets	$ 8,389,397	$ 7,942,715

Opt-Sciences Corporation and Subsidiary

CONSOLIDATED BALANCE SHEETS

The accompanying notes are an integral part of these financial statements

LIABILITIES AND STOCKHOLDERS' EQUITY

	October 29, 2005	October 30, 2004
CURRENT LIABILITIES		
Accounts payable - trade	$ 62,451	$ 108,563
Accrued income taxes	231,141	84,623
Deferred income taxes	-0-	43,620
Other current liabilities	219,108	168,589
Total current liabilities	512,700	405,395
STOCKHOLDERS' EQUITY		
Common capital stock - par value $.25 per share - authorized and issued 1,000,000 shares	250,000	250,000
Additional paid in capital	272,695	272,695
Retained earnings	7,573,422	7,224,408
Accumulated other comprehensive income:		
Unrealized holding (loss) on marketable securities	(32,202)	(22,565)
Less treasury stock at cost - 224,415 shares	(187,218)	(187,218)
Total stockholders' equity	7,876,697	7,537,320
Total liabilities and stockholders' equity	$ 8,389,397	$ 7,942,715

Opt-Sciences Corporation and Subsidiary

CONSOLIDATED STATEMENTS OF EARNINGS

The accompanying notes are an integral part of these financial statements

	Fiscal Year Ended October 29, 2005 (52 weeks)	Fiscal Year Ended October 30, 2004 (52 weeks)
NET SALES	$ 4,323,241	$ 4,067,838
COST OF SALES	2,987,861	3,207,329
Gross profit on sales	1,335,380	860,509
OPERATING EXPENSES		
Sales & delivery	42,110	38,144
General and administrative	719,759	609,361
Impairment loss	164,898	-0-
Total operating expenses	926,767	647,505
Operating income	408,613	213,004
OTHER INCOME	137,446	107,450
Income before taxes	546,059	320,454
FEDERAL AND STATE INCOME TAXES	197,045	121,926
Net income	$ 349,014	$ 198,528
EARNINGS PER SHARE OF COMMON STOCK	$ 0.45	$ 0.26
Weighted average number of shares	775,585	775,585

Opt-Sciences Corporation and Subsidiary

CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY

The accompanying notes are an integral part of these financial statements

	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Cost	Total
BALANCE NOVEMBER 1, 2003	$ 250,000	$ 272,695	$ 7,025,880	$ (23,950)	$ (187,218)	$ 7,337,407
Net income for fiscal year ended October 30, 2004			198,528			198,528
Unrealized holding gains on securities arising during period, net of tax of $1,045				1,385		1,385
TOTAL COMPREHENSIVE INCOME						199,913
BALANCE OCTOBER 30, 2004	250,000	272,695	7,224,408	(22,565)	(187,218)	7,537,320
Net income for fiscal year ended October 29, 2005			349,014			349,014
Unrealized holding losses on securities arising during period, net of tax of $7,271				(9,637)		(9,637)
TOTAL COMPREHENSIVE INCOME						339,377
BALANCE OCTOBER 29, 2005	$ 250,000	$ 272,695	$ 7,573,422	$ (32,202)	$ (187,218)	$ 7,876,697

Opt-Sciences Corporation and Subsidiary

CONSOLIDATED STATEMENTS OF CASH FLOWS
The accompanying notes are an integral part of these financial statements

	Fiscal Year Ended October 29, 2005 (52 weeks)	Fiscal Year Ended October 30, 2004 (52 weeks)
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 349,014	$ 198,528
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	156,686	158,228
Loss (gain) on sale of securities	6,621	(14,745)
Impairment loss	164,898	-0-
Deferred income taxes	(72,523)	31,082
Decrease (increase) in:		
Accounts receivable	(9,951)	21,330
Inventories	46,663	5,695
Prepaid expenses	(9,827)	2,805
Prepaid income taxes	-0-	61,775
Loans and exchanges	987	(4,615)
(Decrease) increase in:		
Accounts payable	(46,112)	45,668
Accrued income taxes	146,518	84,623
Other current liabilities	50,519	(3,939)
Net cash provided by operating activities	783,493	586,435
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(49,831)	(29,865)
Purchases of securities	(284,196)	(298,159)
Proceeds from sale of securities	136,311	284,624
Net cash (used) by investing activities	(197,716)	(43,400)

Opt-Sciences Corporation and Subsidiary

CONSOLIDATED STATEMENTS OF CASH FLOWS

The accompanying notes are an integral part of these financial statements

	Fiscal Year Ended October 29, 2005 (52 weeks)	Fiscal Year Ended October 30, 2004 (52 weeks)
Increase in cash	$ 585,777	$ 543,035
Cash and cash equivalents at beginning of year	4,770,451	4,227,416
Cash and cash equivalents at end of period	$ 5,356,228	$4,770,451
SUPPLEMENTAL DISCLOSURES:		
Interest paid	$ -0-	$ -0-
Income taxes paid	$ 123,050	$ (55,101)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The accompanying notes are an integral part of these financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of OPT-Sciences Corporation and its wholly owned subsidiary. All significant inter-company accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers certificates of deposit and debt securities purchased with a maturity of three months or less to be cash equivalents.

Line of Business and Credit Concentration

The Company, through its wholly owned subsidiary, is engaged in grinding, polishing, coating and painting of optical glass for the custom fabrication of precision optical components for aircraft cockpit instruments. The Company grants credit to companies within the aerospace industry.

Accounts Receivable

Bad debts are charged to operations in the year in which the account is determined to be uncollectible. If the allowance method for doubtful accounts were used it would not have a material effect on the financial statements.

Inventories

Raw materials are stated at the lower of average cost or market. Work in process and finished goods are stated at accumulated cost of raw material, labor and overhead, or market, whichever is lower. Market is net realizable value.

Marketable Securities

Marketable securities consist of debt and equity securities and mutual funds. Equity securities include both common and preferred stock.

The Company's investment securities are classified as "available-for-sale". Accordingly, unrealized gains and losses and the related deferred income tax effects when material, are excluded from earnings and reported as a separate component of stockholders' equity as accumulated other comprehensive income. Realized gains or losses are computed based on specific identification of the securities sold.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The accompanying notes are an integral part of these financial statements.

Property and Equipment

Property and equipment are comprised of land, building and improvements, machinery and equipment, small tools, furniture and fixtures, office equipment and automobiles. These assets are recorded at cost.

Depreciation for financial statement purposes is calculated over estimated useful lives of three to twenty-five years, using the straight-line method.

Maintenance and repairs are charged to expense as incurred.

Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Employee Benefit Plans

On October 1, 1998, the Company implemented a 401(k) profit sharing plan. All eligible employees of the Company are covered by the Plan. Company contributions are voluntary and at the discretion of the Board of Directors. Company contributions were $22,530 and $25,870 for the years ended October 29, 2005 and October 30, 2004, respectively.

Earnings per Common Share

Earnings per common share were computed by dividing net income by the weighted average number of common shares outstanding.

NOTE 2 - Inventories

Inventories consisted of the following:

	October 29, 2005	October 30, 2004
Finished goods	$ 62,470	$ 87,299
Raw materials and supplies	122,165	137,211
Work in progress	213,428	220,216
	$ 398,063	$ 444,726

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The accompanying notes are an integral part of these financial statements.

NOTE 3- Marketable Securities

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
October 30, 2004				
Common stock	$ 204,807	$ 28,165	$ -0-	$ 232,972
Preferred stock	588,723	-0-	(608)	588,115
Municipal bonds	82,244	-0-	(439)	81,805
Mutual funds	312,578	-0-	(66,705)	245,873
	$1,188,352	$ 28,165	$ (67,752)	$1,148,765
October 29, 2005				
Common stock	$ 183,373	$ 32,892	$ -0-	$ 216,265
Preferred stock	738,723	-0-	(17,529)	721,194
Municipal bonds	82,244	-0-	(3,862)	78,382
Mutual funds	325,276	-0-	(67,996)	257,280
	$1,329,616	$ 32,892	$ (89,387)	$1,273,121

Sales of securities available for sale during the years ended October 29, 2005 and October 29, 2004 were as follows:

	2005	2004
Proceeds from sales	$ 136,311	$ 284,624
Gross realized gains	$ 21,109	$ 17,441
Gross realized losses	$ 27,730	$ 2,696

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
The accompanying notes are an integral part of these financial statements.

NOTE 4 - Income Taxes

The income tax expense of the Company consists of the following:

	2005	2004
Current tax expense:		
Federal	$214,212	$64,646
State	55,356	26,198
Total	269,568	90,844
Deferred tax expense:		
Federal	(59,018)	24,391
State	(13,505)	6,691
Total	(72,523)	31,082
Income Tax Expense	$ 197,045	$121,926

At October 29, 2005, the Company had a deferred tax asset of $87,236 and a deferred tax liability of $51,062, resulting in a net deferred tax liability of $36,174.

At October 30, 2004 the Company had a deferred tax asset of $13,483 and a deferred tax liability of $57,103, resulting in a net deferred tax liability of $43,620.

Deferred income taxes result from significant temporary differences between income for financial reporting purposes and taxable income. These differences arose principally from the use of accelerated tax depreciation and the carry forward of capital and net operating losses.

At October 29, 2005, the Company had capital loss carry forwards of $130,212 expiring in 2006 through 2008. Of these losses, an amount equal to $31,355 plus capital losses from this year of $6,621 is deemed to be usable before expiration.

NOTE 5 - Major Customers

Two customers accounted for $2,584,931 of net sales during the year ended October 29, 2005. The amount due from these customers, included in trade accounts receivable, was $223,295 on October 29, 2005.

Two customers accounted for $2,535,320 of net sales during the year ended October 30, 2004. The amount due from these customers, included in trade accounts receivable, was $113,432 on October 30, 2004.

NOTE 6 - Concentration of Credit Risk of Financial Instruments

The Company has various demand and time deposits with financial institutions where the amount of the deposits exceeds the federal insurance limits of the institution on such deposits. The maximum amount of accounting loss that would be incurred if an individual or group that makes up the concentration of the deposits failed completely to perform according to the terms of the deposit was $4,870,782 on October 29, 2005.

NOTE 7 - Related Party Transactions

During fiscal years 2005 and 2004, the Company incurred legal fees of $62,044 and $22,250, respectively to the firm of Kania, Lindner, Lasak and Feeney, of which Mr. Arthur Kania, a shareholder and director, is senior partner. Of the legal fees, $37,000 and $22,250 were included in accounts payable at October 29, 2005 and October 30, 2004, respectively.

During the fiscal years 2005 and 2004, the Company paid consulting fees of $26,697 and $31,194 respectively, to the wife of the Company's President. This consultant relationship was terminated as of October 29, 2005.

NOTE 8 - Pending Reverse Stock Split

On September 1, 2004, the Company's board of directors approved a reverse stock split pursuant to which: (i) each 2,000 shares of the Company's outstanding common stock would be converted into one share of new common stock; and (ii) the Company would pay cash for fractional shares that result from the reverse stock split at the rate of $4.75 per share of existing common stock.

When consummated, the reverse stock split would reduce the number of the Company's stockholders below 300, after which the Company intends to de-register its common stock with the United States Securities and Exchange Commission and cease being a publicly traded company. The Company estimates the aggregate cost of the reverse stock split to be approximately $1.1 million, including the cost of acquiring shares of stock and transaction expenses. The reverse stock split was adopted as an amendment to the Company's Certificate of Incorporation by consent of more than two-thirds of the Company's stockholders on September 1, 2004.

The Company continues to evaluate its business prospects, the costs and results of the de-registration process as well as the overall longer term strategies and objectives. It has not been fully determined whether to proceed further with the implementation of the reverse stock split or to consider other methodologies of reducing the costs of remaining a public company. Pending such further consideration, it has taken no further action on the September 1, 2004 initiative.

NOTE 9 - Impairment Loss

The Company has a coating unit that was purchased and installed in 2002. This unit has not generated significant revenue to date and is unlikely to do so in the future, without the Company incurring significant costs to repair the unit. Such repairs are not guaranteed to make this unit operable.

It appears that there is no market for the unit other than for scrap. The scrap value is approximately $15,000. Costs for removal of the equipment are estimated to be $15,000 to $20,000.

Based on these facts, the book value of this equipment has been written down to $0 and an impairment loss of $164,898 has been recognized and is included in operating expenses on the income statement as of October 29, 2005.

Goff Backa Alfera & Company, LLC
Certified Public Accountants

3325 Saw Mill Run Blvd.
Pittsburgh, PA 15227-2736
412-885-5045
(Fax) 412-885-4870
www.gbaco.com

Report of Independent Registered Public Accounting Firm

To Stockholders and Board of Directors
OPT-Sciences Corporation

We have audited the accompanying consolidated balance sheets of OPT-Sciences Corporation and Subsidiary as of October 29, 2005 and October 30, 2004 and the related statements of operations, stockholders' equity and comprehensive income and cash flows for each of the fiscal years in the two year period ended October 29, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OPT-Sciences Corporation and Subsidiary as of October 29, 2005 and October 30, 2004 and the consolidated results of their operations and their cash flows for each of the fiscal years in the two year period ended October 29, 2005 in conformity with U.S. generally accepted accounting principles.

Goff Backa Alfera & Company, LLC

Goff, Backa, Alfera & company, LLC

Pittsburgh, Pennsylvania

December 14, 2005

OPT-SCIENCES CORPORATION
P.O. Box 221
Riverton, New Jersey 08077-0221
Tel 856-829-2800
Fax 856-829-0482
Optsciences.com

OFFICERS:

Anderson L. McCabe	President
Arthur J. Kania	Secretary/Treasurer

DIRECTORS:

Anderson L. McCabe	President of the Company
Arthur J. Kania	Senior Partner of Kania, Linder, Lasak & Feeney
Arthur J. Kania, Jr.	Principal of Tri-Kan

TRANSFER AGENT:

StockTrans, Inc.
44 West Lancaster Avenue
Ardmore, Pennsylvania 19003

ATTORNEYS:

Kania, Linder, Lasak & Feeney
Suite 525, 333 E. City Avenue
Bala Cynwyd, Pennsylvania 19004

AUDITORS:

Goff, Backa, Alfera & Company, LLC
3325 Saw Mill Run Blvd.
Pittsburgh, Pennsylvania 15227-2736

CORPORATE HEADQUARTERS:

1912 Bannard Street
Cinnaminson, New Jersey 08077-0221